FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information


                                16 March 2005
              BG and Keyspan to sell Premier Transmission Limited



BG Energy Holdings, a wholly owned subsidiary of BG Group, and its partner Keyspan have signed a Sale and Purchase Agreement committing each of them to sell their respective 50% interests in the share capital of Premier Transmission Limited ("PTL") to Premier Transmission Financing plc ("PT Finance"). PTL's only asset is a gas pipeline between Scotland and Northern Ireland.

The consideration payable for BG Group's 50% equity interest will be approximately GBP22 million in cash, but this amount is subject to certain adjustments for working capital and the timing of the completion.

The transaction is subject to the purchaser, Premier Transmission Financing plc, completing a fund raising exercise, which BG is advised by PT Finance is anticipated to be finalised by 18 March 2005. When completed, the sale of PTL will have a negligible effect on BG Group's UK business.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:
BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications               Chris Carter                   +44 (0) 118 929 3717
Out of hours media mobile:                                  +44 (0) 791 718 5707
Investor Relations           Chris Lloyd/Helen Parris/
                             Kate Bingham                   +44 (0) 118 929 3025
Website: www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 March 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary